Exhibit 99.1

REE Automotive Strengthens Executive Leadership Team and Board of Directors with Two Key Appointments

TEL AVIV (Nov. 14, 2024) – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced the appointment of Rajesh Goel, president at Motherson Group (“Motherson”), to its board of directors and announced the return of Hai Aviv as Chief Financial Officer (CFO) to lead REE’s North American expansion. Both appointments take effect on November 15, 2024.

Motherson Group is strengthening its commitment to REE, with the appointment of Rajesh Goel to the Board of Directors. Rajesh’s extensive automotive background, including his current leadership role at Motherson and previously with Honda Cars India, will bolster REE’s production strategy amid rising demand for electric trucks. “Rajesh’s experience is a strong asset as we expand our production capabilities,” said REE Chairman, Carlton Rose.

“Joining the board of REE represents a significant opportunity to further support the rapid transformation of the electric vehicle industry,” said Rajesh Goel, President and Head of Special Projects at Motherson. “Fleets need EVs as soon as possible and Motherson’s collaboration with REE will ensure that REE’s best-in-class technology is at the forefront of this shift. I look forward to contributing to REE's mission and leveraging our joint capabilities to meet the evolving needs of fleets across North America and beyond.”

Hai Aviv, previously REE’s CFO from 2018-2022, returns to steer financial operations, bringing over 18 years of experience in CFO leadership at public companies with strong background in software and data focusing on the U.S. market. CEO Daniel Barel expressed confidence in Mr. Aviv’s leadership, highlighting his pivotal role in REE’s financial growth and public listing. Daniel thanked Yaron Zaltsman for his contribution to REE and wished him best of luck in his next endeavor.

“I’m excited to return to REE at this transformative time, as REE is well positioned to build on its momentum,” said Mr. Aviv. “Together, we achieved major milestones, and I look forward to continuing the momentum and creating strong shareholder value as we navigate the next phase of our growth.”

To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

About REE Automotive

REE Automotive Ltd. (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE® are equipped with the revolutionary REEcorner®, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners® enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low total cost of ownership (TCO), and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Motherson Group

Founded in 1975, Motherson today is a global engineering and manufacturing specialist and one of the world’s leading automotive suppliers for OEMs. For FY24, it achieved gross revenue of USD 17.2 billion1. Motherson supports its customers from more than 400 facilities across 44 countries, with a team of over 190,000 dedicated professionals. Motherson operates as a full system solutions provider and serves its customers with multiple products and services through its 12 business divisions. The product portfolio includes electrical distribution systems, fully assembled vehicle interior and exterior modules, automotive rear vision systems, moulded plastic parts and assemblies, injection moulding tools, moulded and extruded rubber components, lighting systems, electronics, precision metals and modules, Industrial IT solutions and services etc. The group has expanded its presence to support customers in new segments, including health and medical, aerospace and logistics. The diversified range of technologies and capabilities allows Motherson to support a wide spectrum of sectors, with automotive as the main industry served. Thanks to the trust of its customers, the group is ranked among the top 15 automotive suppliers worldwide and is listed among the “World’s Best Companies of 2024 by Time”. For more information please visit www.motherson.com.

[1]	based on an exchange rate of INR to USD 83.4534 reference exchange rate published by RBI as of June 28, 2024)

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Dana Rubinstein

Chief Strategy Officer for REE Automotive

investors@ree.auto

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses the benefits of Mr. Goel joining its Board of Directors and the potential benefits of its collaboration with Motherson. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.